UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
October 3, 2008
Commission File No. 001-33690
SEANERGY MARITIME CORP.
c/o Vgenopoulos and Partners Law Firm
15 Filikis Eterias Square
Athens, 106 73, Greece
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE
EXHIBIT INDEX
EX-99.1: PRESS RELEASE

Other Events
     On October 3, 2008, Seanergy Maritime Corp. (the “Company”) announced that, effective October 15, 2008, the Company’s Units (AMEX SRG.U) will be separated on a mandatory basis into their component instruments. Each Unit is comprised of one share of common stock, $0.0001 par value per share, and a warrant exercisable to purchase one share of common stock at an exercise price of $6.50 per share. As a result, beginning on October 15, 2008, the respective Units will cease trading and Unit holders’ accounts, in lieu of the Units, will reflect ownership of the Common Stock and Warrants.
     In addition, the Company’s Board of Directors approved the decision to switch the listing of its Common Stock and Warrants from the American Stock Exchange to the NASDAQ Stock Market. Effective October 15, 2008, the Company’s Common Stock and Warrants will trade on the NASDAQ Global Market under the symbols SHIP and SHIPW, respectively.
Financial Statements and Exhibits
     (c) Exhibits:

Exhibit No.	Description

99.1	Press release dated October 3, 2008

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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seanergy Maritime Corp.

By:	/s/ Dale Ploughman

Name: Dale Ploughman
Title: Chief Executive Officer
Dated: October 6, 2008

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EXHIBIT INDEX

Exhibit
No.	Exhibit

99.1	Press Release dated October 3, 2008.

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